Exhibit 99.2

Execution Version

FIRST AMENDING AGREEMENT TO
AMENDED AND RESTATED TERM LOAN AGREEMENT

dated as of March 27, 2018

between

CARDIOME PHARMA CORP.

as Borrower,

The Subsidiary Guarantors from Time to Time Party Hereto,

The Lenders from Time to Time Party Hereto,

and

CRG SERVICING LLC

as Administrative and Collateral Agent

FIRST AMENDING AGREEMENT TO THE AMENDED AND RESTATED TERM LOAN AGREEMENT, dated as of March 27, 2018 (this “Amending Agreement”) among Cardiome Pharma Corp., as Borrower, the Subsidiary Guarantors party hereto, the Lenders party hereto and CRG Servicing LLC, as Administrative Agent.

RECITALS

WHEREAS the Borrower, the Subsidiary Guarantors, the Lenders and the Administrative Agent are parties to the Amended and Restated Term Loan Agreement dated as of May 11, 2017 (the “Credit Agreement”);

AND WHEREAS the Borrower, the Subsidiary Guarantors, the Lenders and the Administrative Agent have agreed to amend certain provisions of the Credit Agreement in the manner and on the terms and conditions provided for herein.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
definitions

1.1	Definitions

All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
amendmentS

2.1	Amendments to Credit Agreement

1)      Section 1.01 of the Credit Agreement is hereby amended by adding the following definition in the applicable    alphabetical order:

    “First Amendment” means the First Amending Agreement to this Agreement dated as of March 27, 2018.

2)      Section 1.01 of the Credit Agreement is hereby amended by deleting the definition of “Warrants” therein and replacing such definition with:

“Warrants” means the warrants to purchase Equity Interests of Borrower, issued by Borrower to the Lender as an inducement for the Lenders to agree to the amendments to the Original Agreement and to the First Amendment.

3)      Section 7.23 of the Credit Agreement is hereby deleted in its entirety.

4)      Section 10.02 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

10.02   Minimum Revenue. Borrower and its Subsidiaries shall have annual Revenue from sales of the Product (for each respective calendar year, the “Minimum Required Revenue”):

a)	during the twelve month period beginning on January 1, 2016, of at least $[redacted];
b)	during the twelve month period beginning on January 1, 2017, of at least $[redacted];
c)	during the twelve month period beginning on January 1, 2018, of at least $[redacted];
d)	during the twelve month period beginning on January 1, 2019, of at least $[redacted];
e)	during the twelve month period beginning on January 1, 2020, of at least $[redacted];
f)	during the twelve month period beginning on January 1, 2021, of at least $[redacted];
g)	during the twelve month period beginning on January 1, 2022 and all successive twelve month periods thereafter, of at least $[redacted],

or, in each case above, an Equivalent Amount in Canadian dollars if all annual Revenue from sales of the Product is received in Canadian dollars.

5)      Schedule 1 of the Credit Agreement is hereby amended by deleting the table under the heading “WARRANT SHARES” therein in its entirety and replacing such table with the following:

Lender	Number of shares of common stock subject to the Warrants as at the date of this Agreement	Number of shares of common stock subject to the Warrants provided on the date of the First Amendment	Total Number of shares of common stock subject to the Warrants
CRG Partners III – Parallel Fund “A” L.P.	48,930	55,951	104,850
CRG Partners III L.P.	91,280	104,319	195,600
CRG Partners III (Cayman) L.P.	209,790	239,730	449,550
CRG Partners III – Parallel Fund “B” (Cayman) L.P.	350,000	400,000	750,000
TOTAL	700,000	800,000	1,500,000

ARTICLE 3
conditions precedent

3.1	Conditions Precedent

This Amending Agreement shall become effective if and when:

(a)	the Administrative Agent shall have received this Amending Agreement duly executed and delivered by the Administrative Agent, the Lenders, the Borrower and the Subsidiary Guarantors;
(b)	no Event of Default shall have occurred and be continuing;
(c)	the Borrower shall have paid all fees and expenses owing the Administrative Agent and the Lenders as of the date of this Amending Agreement; and
(d)	each Lender has received additional Warrants (as such term is defined in the Credit Agreement as amended by this Amendment Agreement) duly executed by the Borrower so that the total number of shares of common stock of the Borrower subject to the Warrants will equal the number opposite the name of such Lender in Schedule 1 to the Credit Agreement after giving effect to this Amending Agreement and evidence satisfactory to such Lender that the issue of all Warrants and the common stock of the Borrower issuable on the valid exercise of such Warrants has been approved by the Toronto Stock Exchange.

ARTICLE 4
representations and warranties

4.1	Representations and Warranties True and Correct; No Default or Event of Default

Each Obligor hereby represents and warrants to the Administrative Agent and the Lenders that after giving effect to this Amending Agreement, (i) each of the representations and warranties of the Obligors contained in the Credit Agreement and each of the other Loan Documents is true and correct on, and as of the date hereof as if made on such date (except to the extent that such representation or warranty expressly relates to an earlier date and except for changes therein expressly permitted or expressly contemplated by the Credit Agreement) and (ii) no event has occurred and is continuing which constitutes or would constitute a Default or an Event of Default.

ARTICLE 5

SUBSIDIARY GUARANTOR CONFIRMATION

5.1	Subsidiary Guarantor Confirmation

Each Subsidiary Guarantor acknowledges and agrees that each Guarantee to which it is a party continues to be valid and enforceable against such Subsidiary Guarantor in accordance with its terms and continues to guarantee the obligations set out therein. Further, in connection with the Credit Agreement as amended by this Amending Agreement, each Subsidiary Guarantor hereby ratifies, confirms, acknowledges and agrees that such Subsidiary Guarantor is and continues to be bound by all of the obligations, indebtedness and liabilities of, and grants of security made by, such Subsidiary Guarantor under the Loan Documents to which each is a party.

ARTICLE 6
miscellaneous

6.1	No Other Amendments, Waivers or Consents

Except as expressly set forth herein, the Credit Agreement and all Credit Documents shall be unmodified and shall continue to be in full force and effect in accordance with their terms. The execution, delivery and effectiveness of the waiver and amendments in this Amending Agreement shall not be deemed to be a waiver of compliance in the future or a waiver of any preceding or succeeding breach of any covenant or provision of the Credit Agreement.

6.2	Time

Time is of the essence in the performance of the parties’ respective obligations in this Amending Agreement.

6.3	Governing Law

This Amending Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed in accordance with, the law of the State of New York, without regard to principles of conflicts of laws that would result in the application of the laws of any other jurisdiction; provided that Section 5-1401 of the New York General Obligations Law shall apply.

6.4	Successors and Assigns

This Amending Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and any assigns, transferees and endorsees of the Administrative Agent or any Lender. Nothing in this Amending Agreement, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Amending Agreement.

6.5	Counterparts

This Amending Agreement may be executed by the parties hereto in counterparts and may be executed and delivered by facsimile or other electronic means and all such counterparts and facsimiles shall together constitute one and the same agreement.

[Remainder of page intentionally left blank – signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

BORROWER:

CARDIOME PHARMA CORP.
By:
Name:
Title:
By:
Name:
Title:
Address for Notices: Cardiome Pharma Corp. 1441 Creekside Drive 6th Floor Vancouver, BC V6J 4S7 Canada Attn: Legal Affairs Tel.: (604) 677-6905 Fax: (604) 677-6915 Email: legalaffairs@cardiome.com

Signature Page to First Amending Agreement

SUBSIDIARY GUARANTORS:

CARDIOME, INC.
By:
Name:
Title:

Address for Notices:

c/o Corporation Service Company

2711 Centerville Road

Suite 400

Wilmington, DE 19808 USA

with a copy to:

c/o Cardiome Pharma Corp.

1441 Creekside Drive

6th Floor

Vancouver, BC V6J 4S7 Canada

Attn: Legal Affairs

Tel.: (604) 677-6905

Fax: (604) 677-6915

Email: legalaffairs@cardiome.com

Signature Page to First Amending Agreement

ARTESIAN THERAPEUTICS, INC.
By:
Name:
Title:

Address for Notices:

c/o Corporation Service Company

2711 Centerville Road

Suite 400

Wilmington, DE 19808 USA

with a copy to:

c/o Cardiome Pharma Corp.

1441 Creekside Drive

6th Floor

Vancouver, BC V6J 4S7 Canada

Attn: Legal Affairs

Tel.: (604) 677-6905

Fax: (604) 677-6915

Email: legalaffairs@cardiome.com

Signature Page to First Amending Agreement

CORREVIO LLC
By:
Name:
Title:
By:
Name:

Title:

Address for Notices:

Correvio LLC

3 Dickinson Drive

Suite 101

Chadds Ford, PA 19317 USA

with a copy to:

c/o Cardiome Pharma Corp.

1441 Creekside Drive

6th Floor

Vancouver, BC V6J 4S7 Canada

Attn: Legal Affairs

Tel.: (604) 677-6905

Fax: (604) 677-6915

Email: legalaffairs@cardiome.com

Signature Page to First Amending Agreement

CARDIOME INTERNATIONAL SA
By:
Name:
Title:
By:
Name:

Title:

Address for Notices:

Rue des Alpes 21

Case postale 1674

1201 Geneva, Switzerland

with a copy to:

c/o Cardiome Pharma Corp.

1441 Creekside Drive

6th Floor

Vancouver, BC V6J 4S7 Canada

Attn: Legal Affairs

Tel.: (604) 677-6905

Fax: (604) 677-6915

Email: legalaffairs@cardiome.com

Signature Page to First Amending Agreement

CORREVIO INTERNATIONAL SARL
By:
Name:
Title:
By:
Name:

Title:

Address for Notices:

Rue des Alpes 21

1201 Geneva Switzerland

with a copy to:

c/o Cardiome Pharma Corp.

1441 Creekside Drive

6th Floor

Vancouver, BC V6J 4S7 Canada

Attn: Legal Affairs

Tel.: (604) 677-6905

Fax: (604) 677-6915

Email: legalaffairs@cardiome.com

Signature Page to First Amending Agreement

CORREVIO (UK) LTD.
By:
Name:
Title:
By:
Name:

Title:

Address for Notices:

Lakeside House

1 Furzeground Way,

Stockley Park,

Uxbridge, Middlesex,

UB11 1BD

United Kingdom

with a copy to:

c/o Cardiome Pharma Corp.

1441 Creekside Drive

6th Floor

Vancouver, BC V6J 4S7 Canada

Attn: Legal Affairs

Tel.: (604) 677-6905

Fax: (604) 677-6915

Email: legalaffairs@cardiome.com

Signature Page to First Amending Agreement

CARDIOME UK LIMITED
By:
Name:
Title:

Address for Notices:

Lakeside House

1 Furzeground Way,

Stockley Park,

Uxbridge, Middlesex,

UB11 1BD

United Kingdom

with a copy to:

c/o Cardiome Pharma Corp.

1441 Creekside Drive

6th Floor

Vancouver, BC V6J 4S7 Canada

Attn: Legal Affairs

Tel.: (604) 677-6905

Fax: (604) 677-6915

Email: legalaffairs@cardiome.com

Signature Page to First Amending Agreement

CORREVIO GMBH
By:
Name:
Title:
By:
Name:

Title:

Address for Notices:

Nikolaus Durkopp Str. 4A

33602 Bielefeld Germany

with a copy to:

c/o Cardiome Pharma Corp.

1441 Creekside Drive

6th Floor

Vancouver, BC V6J 4S7 Canada

Attn: Legal Affairs

Tel.: (604) 677-6905

Fax: (604) 677-6915

Email: legalaffairs@cardiome.com

Signature Page to First Amending Agreement

ADMINISTRATIVE AGENT:

CRG SERVICING LLC
By:
Name:
Title:

Address for Notices: 1000 Main Street Suite 2500 Houston, TX 77002 Attn: General Counsel Tel.: (713) 209-7350 Fax: (713) 209-7351 Email: adorenbaum@crglp.com

Signature Page to First Amending Agreement

LENDERS:

CRG PARTNERS III L.P. By CRG PARTNERS III GP L.P., its General Partner By CRG PARTNERS III GP LLC, its General Partner
By:
Name:
Title:

Address for Notices: 1000 Main Street Suite 2500 Houston, TX 77002 Attn: General Counsel Tel.: (713) 209-7350 Fax: (713) 209-7351 Email: adorenbaum@crglp.com

CRG PARTNERS III – PARALLEL FUND “A” L.P. By CRG PARTNERS III – PARALLEL FUND “A” GP L.P., its General Partner By CRG PARTNERS III – PARALLEL FUND “A” GP LLC, its General Partner
By:
Name:
Title:

Address for Notices: 1000 Main Street Suite 2500 Houston, TX 77002 Attn: General Counsel Tel.: (713) 209-7350 Fax: (713) 209-7351 Email: adorenbaum@crglp.com

Signature Page to First Amending Agreement

CRG PARTNERS III (CAYMAN) L.P. By CRG PARTNERS III (CAYMAN) GP L.P., its General Partner By CRG PARTNERS III (CAYMAN) GP LLC, its General Partner
By:
Name:
Title:

Address for Notices: 1000 Main Street Suite 2500 Houston, TX 77002 Attn: General Counsel Tel.: (713) 209-7350 Fax: (713) 209-7351 Email: adorenbaum@crglp.com

CRG PARTNERS III – PARALLEL FUND “B” (CAYMAN) L.P. By CRG PARTNERS III (CAYMAN) GP L.P., its General Partner By CRG PARTNERS III (CAYMAN) GP LLC, its General Partner
By:
Name:
Title:

Address for Notices: 1000 Main Street Suite 2500 Houston, TX 77002 Attn: General Counsel Tel.: (713) 209-7350 Fax: (713) 209-7351 Email: adorenbaum@crglp.com

 Signature Page to First Amending Agreement